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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

This report on Form 6-K is being furnished by Empresas ICA, S.A.B. de C.V. ("ICA") to provide investors the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. ("GACN") for the three-year period prior to ICA's acquisition of GACN.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo Aeroportuario del Centro Norte, S.A. de C.V.

        We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Centro Norte, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2005, 2004 and 2003, and the consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of June 30, 2006. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Centro Norte, S.A. de C.V. and subsidiaries as of December 31, 2005, 2004 and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

        Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2005 and 2004 and the determination of consolidated stockholders' equity and financial position at December 31, 2005 and 2004, to the extent summarized in Note 19. Our audits also comprehended the translation of the Mexico peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Roberto Lozano Garza
Monterrey, Mexico

February 10, 2006, except for the restatement of pesos to
purchasing power of June 30, 2006, the convenience translation of Mexican peso amounts into U.S. dollars, Notes 19 and 20,
and the effects of the reverse stock split on all share, per share and option data, as to which the date is November 6, 2006

Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

At December 31, 2005, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
of purchasing power as of June 30, 2006)

	2005 (Convenience Translation; See Note 2)	2005		2004		2003
Assets
Current assets:
Cash and cash equivalents (Note 4)	$140,966	Ps.	1,591,008	Ps.	1,210,747	Ps.	901,189
Trade accounts receivable—net (Note 5)	11,301		127,551		48,266		37,768
Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party	7,528		84,963		145,053		180,869
Recoverable taxes	4,262		48,102		19,675		23,691
Other current assets	1,908		21,539		13,517		10,582

Total current assets	165,965		1,873,163		1,437,258		1,154,099
Property, machinery, equipment and improvements to concessioned properties—net (Note 6)	125,908		1,421,065		1,242,580		1,049,957
Rights to use airport facilities—net (Note 7)	351,221		3,964,060		4,081,372		4,198,611
Airport concessions—net (Note 7)	64,591		729,004		745,571		762,138
Other assets—net	1,979		22,336		1,923		2,088

Total	$709,664	Ps.	8,009,628	Ps.	7,508,704	Ps.	7,166,893

Liabilities and stockholders' equity
Current liabilities:
Trade accounts payable	$8,059	Ps.	90,958	Ps.	108,067	Ps.	94,931
Accounts payable to related parties (Note 11)	2,184		24,656		19,598		18,479
Advances from customers	1,541		17,389		3,853
Value-added tax payable	919		10,365		10,363		7,393
Statutory employee profit sharing	127		1,439		371		505

Total current liabilities	12,830		144,807		142,252		121,308
Guarantee deposits	1,025		11,573		10,572		9,384
Employee retirement obligations (Note 8)	1,991		22,466		7,975		7,568
Deferred income taxes and statutory employee profit sharing (Note 12)	45,651		515,243		387,659		355,777

Total liabilities	61,497		694,089		548,458		494,037

Commitments and contingencies (Notes 13 and 14)
Stockholders' equity (Note 9):
Capital stock—nominal value	382,783		4,320,278		4,320,278		4,320,278
Restatement for inflation of capital stock	120,581		1,360,943		1,360,943		1,360,943
Retained earnings	122,182		1,379,006		1,023,713		736,323
Cumulative initial effect of deferred income taxes	22,621		255,312		255,312		255,312

Total stockholders' equity	648,167		7,315,539		6,960,246		6,672,856

Total	$709,664	Ps.	8,009,628	Ps.	7,508,704	Ps.	7,166,893

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2005, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
of purchasing power as of June 30, 2006, except share and per share data)

	2005	2005	2004	2003
	(Convenience Translation; See Note 2)
Revenues (Note 16):
Aeronautical services	$98,480	Ps.1,111,493	Ps.1,010,305	Ps.937,938
Non-aeronautical services	23,758	268,146	233,737	184,818

	122,238	1,379,639	1,244,042	1,122,756

Operating costs:
Cost of services (Note 17)	32,134	362,686	334,268	318,027
General and administrative expenses	20,212	228,132	225,669	238,248
Concession taxes (Note 11)	6,000	67,722	60,487	55,123
Technical assistance fees (Note 11)	3,306	37,305	37,491	36,855
Depreciation and amortization	18,817	212,375	201,227	187,382

	80,469	908,220	859,142	835,635

Income from operations	41,769	471,419	384,900	287,121

Net comprehensive financing income (cost):
Interest income	9,014	101,739	48,523	29,503
Exchange gain (loss)—net	(2,184)	(24,653)	(4,406)	32,049
Monetary position loss	(4,384)	(49,479)	(58,421)	(37,398)

	2,446	27,607	(14,304)	24,154

Other income—net	444	5,013	4,295	2,601

Income before income taxes and statutory employee profit sharing	44,659	504,039	374,891	313,876
Income tax expense (Note 12)	13,054	147,325	87,136	135,121
Current statutory employee profit sharing expense	126	1,421	365	497

Consolidated net income	$31,479	Ps.355,293	Ps.287,390	Ps.178,258

Weighted average number of common shares outstanding (Notes 9 and 20)	392,000,000	392,000,000	392,000,000	392,000,000

Basic and diluted earnings per share	$0.0803	Ps.0.9064	Ps.0.7331	Ps.0.4547

Unaudited pro forma basic and diluted earnings per share giving effect to exercise of stock option and payment of dividends (see Note 20)	$0.0781	Ps.0.8811

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2005, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
of purchasing power as of June 30, 2006, except share data)

		Capital Stock
					Cumulative initial effect of deferred income taxes
	Number of shares	Nominal Value	Restatement for inflation of capital stock	Retained earnings		Total stockholders' equity
Balances as of January 1, 2003	392,000,000	Ps.4,320,278	Ps.1,360,943	Ps.558,065	Ps.255,312	Ps.6,494,598
Comprehensive income				178,258		178,258

Balances as of December 31, 2003	392,000,000	4,320,278	1,360,943	736,323	255,312	6,672,856
Comprehensive income				287,390		287,390

Balances as of December 31, 2004	392,000,000	4,320,278	1,360,943	1,023,713	255,312	6,960,246
Comprehensive income				355,293		355,293

Balances as of December 31, 2005	392,000,000	Ps.4,320,278	Ps.1,360,943	Ps.1,379,006	Ps.255,312	Ps.7,315,539

Balances as of December 31, 2004 (Convenience Translation; See Note 2)	392,000,000	$382,783	$120,581	$90,703	$22,621	$616,688
Comprehensive income				31,479		31,479

Balances as of December 31, 2005	392,000,000	$382,783	$120,581	$122,182	$22,621	$648,167

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2005, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
of purchasing power as of June 30, 2006)

	2005 (Convenience Translation; See Note 2)	2005	2004	2003
Operating activities:
Net income	$31,479	Ps. 355,293	Ps. 287,390	Ps. 178,258
Items that did not require resources:
Depreciation and amortization	18,817	212,375	201,227	187,382
Employee retirement obligations—net	951	10,732	572	1,396
Deferred income tax	11,705	132,106	61,881	133,996

	62,952	710,506	551,070	501,032
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable—net	(7,025)	(79,285)	(10,497)	(28,756)
Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party	5,324	60,090	35,815	(77,150)
Recoverable taxes	(2,919)	(32,949)	(25,983)	101,233
Other current assets	(711)	(8,022)	(2,935)	5,169
Increase (decrease) in:
Trade accounts payable	(1,513)	(17,109)	13,136	(1,416)
Accounts payable to related parties	448	5,058	1,119	(7,155)
Advances from customers	1,199	13,536	3,853
Guarantee deposits	86	1,001	1,188	7,534
Value-added tax payable		2	2,970	(8,235)
Statutory employee profit sharing	95	1,068	(134)	(3,870)

Net resources generated by operating activities	57,936	653,896	569,602	488,386

Investing activities:
Additions to property, machinery, equipment and improvements to concessioned properties	(22,691)	(256,104)	(260,044)	(362,792)
Other assets	(1,553)	(17,531)

Net resources used in investing activities	(24,244)	(273,635)	(260,044)	(362,792)

Cash and cash equivalents:
Net increase	33,692	380,261	309,558	125,594
Balance at beginning of year	107,274	1,210,747	901,189	775,595

Balance at end of year	$140,966	Ps. 1,591,008	Ps. 1,210,747	Ps. 901,189

See accompanying notes to consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.)
of purchasing power as of June 30, 2006, except share and per share data)

1.    Activities and significant events

        Activities—Grupo Aeroportuario del Centro Norte, S.A. de C.V. ("GACN", or collectively with its subsidiaries, the "Company") is a holding company, whose subsidiaries are engaged in the administration, operation and use of 13 airports under a concession granted by the Mexican government through the Ministry of Communications and Transportation ("SCT"). The airports are located in the following cities: Monterrey, Acapulco, Mazatlán, Zihuatanejo, Ciudad Juárez, Reynosa, Chihuahua, Culiacán, Durango, San Luis Potosí, Tampico, Torreón, and Zacatecas.

        Significant events—The Company began operations on November 1, 1998. Prior to that date, the Company's activities were carried out by Aeropuertos y Servicios Auxiliares ("ASA"), a Mexican government agency that was responsible for the operation of all public airports in Mexico.

        The Company's formation was part of the Mexican government's plan to open the Mexican Airport System to private investors under a two-stage program developed by the SCT. 35 of the 58 public airports in Mexico selected for the program were divided into four groups: the Central-North Group formed by 13 airports, the Southeast Group formed by 9 airports, the Mexico City Group formed by 1 airport, and the Pacific Group formed by 12 airports. As part of the programs' first stage, strategic partners were selected for each airport group (except the Mexico City Group) through public bidding processes. The strategic partner would acquire 15% of the capital of the airport group and the obligation to enter into a participation contract as well as a contract to provide technical assistance services. In the second stage of the privatization, part or all of the remaining equity holdings in each airport group would be offered to the general public in the securities markets.

        On June 29, 1998, the SCT granted to the subsidiaries of GACN concessions to manage, operate and develop the 13 airports that comprise the Central-North Group and to benefit from the use of the airport facilities for a period of 50 years beginning November 1, 1998. The term may be extended by the SCT in one or more instances, not to exceed a total of an additional 50 years. The value of the concessions of Ps. 5,419,872 (Ps. 3,962,405 historical pesos) was not determined by the Mexican government until June 2, 2000, the date on which Servicios de Tecnología Aeroportuaria, S.A. de C.V. ("SETA"), the Company's strategic partner, acquired 15% of the Company. On that date, the Company and the Mexican government determined the value of the concessions on the basis of the price paid by SETA which was recorded as a single asset in the Company's financial statements, and a corresponding credit to equity in favor of the Mexican government.

        Notwithstanding that the Company has rights to manage, operate and develop thirteen airports, under the General Law of National Properties, all long-term fixed assets located in the airports pertain to the Mexican government. Upon expiration of the concession term, the improvements made during the term of the concessions will automatically revert to the Mexican government.

        As a result of the public bidding process discussed above, in June 2000, a stock purchase agreement was executed between the Mexican government and SETA, whereby the Mexican government sold 15% of its then-outstanding equity interests in the Company to SETA. SETA paid the Mexican government Ps. 864,056 (historical pesos), excluding interest, in exchange for: (i) 58,800,000 Class I Series "BB" shares; (ii) an option to acquire from the Mexican government an additional 36% of the then-outstanding equity interest held by the Mexican government in the Company, in the event that such shares were not sold in a public offering within a specified time period (which was subsequently assigned to one of SETA's stockholders; see below); (iii) the right and obligation to enter into various agreements, including a technical assistance and transfer-of-technology agreement as defined in the public bidding process; and (iv) a stock option agreement, according to which SETA has the option to subscribe up to 3% of the new Series "B" shares. This option is exercisable in three tranches of 1% each over a period from June 14, 2003 to June 14, 2007, provided that SETA has complied with its obligations under the technical assistance and transfer-of-technology agreement. The option exercise price was $1.1286 (Ps. 11.0198), plus a 5% annual premium; such exercise price is subject to decrease by an amount equal to any dividend payments made by the Company to its stockholders. The first tranche expired unexercised in June 2005; the second and the third tranches will expire in June 2006 and June 2007, respectively.

        At December 31, 2005, SETA's stockholders were Aeroinvest, S.A. de C.V. ("Aeroinvest") (subsidiary of Empresas ICA, S.A. de C.V.) with 74.5% and Aéroports de Paris, S.A with 25.5%. Pursuant to the Company's bylaws, SETA (as holder of the Company's Series "BB" shares) has the right to present to the board of directors the name or names of the candidates for appointment of certain of the Company's senior management, the right to appoint and remove the Company's chief financial officer, chief operating officer and commercial director, the right to elect three members of the Company's board of directors and the right to veto certain actions requiring approval of the Company's stockholders (including the payment of dividends, the amendment of the Company's bylaws and the amendment of its right to appoint certain members of senior management). In the event of the termination of the technical assistance agreement, the Series "BB" shares will be converted into Series "B" shares resulting in the termination of these rights. If at any time, prior to June 14, 2015, SETA were to hold less than 7.65% of the Company's capital stock in the form of Series "BB" shares, it would lose its veto rights (but other special rights it possesses as a Series "BB" shareholder would be unaffected). If at any time after June 14, 2015, SETA were to hold less than 7.65% of the Company's capital stock in the form of Series "BB" shares, such shares must be converted into Series "B" shares, which would cause SETA to lose all of its special rights. So long as SETA retains at least 7.65% of the Company's capital stock in the form of Series "BB" shares, all its special rights will remain in force.

        Pursuant to the Company's bylaws, the technical assistance agreement and the participation agreement, SETA may not transfer more than 51% of its Series "BB" shares until after June 14, 2007. After such date, SETA is entitled to transfer up to one-eighth of such 51% during each year thereafter.

        As noted above, SETA had the option to acquire from the Mexican government Series "B" shares representing 36% of the then-outstanding capital stock of the Company. Such option provided that in the event that Nacional Financiera, S.N.C. ("Nafin"), a trust which holds the Mexican government's share of the Company's common stock, did not sell its shares representing 36% of the then-outstanding common stock of the Company through a public offering prior to the fourth anniversary of the date from which the Company and SETA entered into a participation agreement (which four-year term ended June 14, 2004), then SETA had the option to purchase from Nafin Series "B" shares representing 36% of the then-outstanding capital stock of the Company. The option could be exercised by SETA via notice to Nafin delivered during the twelve months following the four-year term. The per share price was $1.1286 (Ps. 11.0198), plus a premium calculated at 5% per year, subject to decrease based on dividends paid by the Company. The purchase price was payable in U.S. dollars or the peso equivalent at an exchange rate as determined by the option agreement. As allowed by the terms of the option agreement, such option was assigned to and exercised by Aeroinvest during December 2005 at an exercise price per share of $1.4404 (Ps. 15.3449). As a result of this acquisition, Aeroinvest controls 47.2% of the shares of the Company at December 31, 2005, with a direct participation of 36% and an indirect participation of 11.2% through its investment in SETA.

2.    Bases of presentation and consolidation

        Translation into English—The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 19 for a discussion of such differences and for a reconciliation of the Company's financial statements between Mexican GAAP and U.S. GAAP.

        Convenience translation—The consolidated financial statements are stated in Mexican pesos, the currency of the country in which the Company is incorporated and operates. The translations of Mexican peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of 11.2865 Mexican pesos to one U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2006. Such translations should not be construed as representations that the Mexican peso amounts have been, could have been, or could in the future, be converted into U.S. dollars at that rate or any other rate.

        Basis of consolidation—The consolidated financial statements include the financial statements of Grupo Aeroportuario del Centro Norte, S.A. de C.V. and its wholly-owned subsidiaries. All significant intercompany balances, transactions and investments have been eliminated in the accompanying consolidated financial statements.

        The wholly-owned subsidiaries whose financial statements have been consolidated with those of Grupo Aeroportuario del Centro Norte, S.A. de C.V. are as follows: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V., Aeropuerto de Culiacán, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlán, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosí, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreón, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V., and Servicios Aeroportuarios del Centro Norte, S.A. de C.V. ("SACN").

        Reclassifications—In 2004 and 2003, the Company reported guarantee deposits within the accounts payable caption, which have been reclassified to conform to the 2005 presentation as a separate caption within long-term liabilities. As well, in 2004 and 2003, certain costs were included within general and administrative expenses, which have been reclassified to conform to the 2005 presentation within costs of services.

3.    Summary of significant accounting policies

        The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a.
New accounting policies—Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, "Labor Obligations", related to recognition of the liability for severance payments for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps. 7,680. The Company chose to record such amount as a transition asset to be amortized using the straight-line method over five years, which represents the average remaining labor life of employees expected to receive such benefits.

Beginning January 1, 2004 the Company adopted the provisions of Bulletin C-15 "Accounting for Impairment and Disposal of Long-Lived Assets", which establishes, among other things, new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use, tangible and intangible, including goodwill, and such impairment is not temporary, entities must evaluate possible impairment losses. To calculate impairment losses, recovery value must be determined, which is now defined as the greater of the net selling price of cash-generating unit and its value in use, represented by the present value of the future net cash flows, using an appropriate discount rate. The adoption of this new Bulletin as of January 1, 2004 did not have a significant effect on the Company's consolidated financial position or results of operations.

Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which establishes additional guidelines clarifying the accounting provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of substitution of obligations. The adoption of C-9 did not have significant effect on the Company's consolidated financial positions or results of operations.

b.
Recognition of the effects of inflation—The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in prior years. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the caption "monetary position loss". The monetary position loss represents the erosion of the purchasing power of monetary items caused by inflation and is calculated by applying Mexican National Consumer Price Index (INPC) factors to monthly net monetary position. Gains (losses) result from maintaining a net monetary liability (asset) position, respectively.

c.
Cash equivalents—The Company considers all highly-liquid debt instruments purchased with maturity of ninety days or less to be cash equivalents.

d.
Property, machinery, equipment and improvements to concessioned properties—Expenditures for property, machinery and equipment, including improvements that increase the value of assets by increasing their service capacity, improving their efficiency or prolonging their useful lives, are capitalized. These amounts are initially recorded at acquisition cost and are restated using the INPC. Depreciation is calculated using the straight-line method beginning with the month following the purchase date, using final restated balances, based on the estimated remaining useful lives of the related assets, as follows:

Total years
Improvements to concessioned properties	20
Machinery and equipment	10
Office furniture and equipment	10
Vehicles	4
Computers	3.3
e.
Rights to use airport facilities and airport concessions—This caption represents the value of the airport concessions and the related rights to use airport facilities granted by the SCT at each of the Company's 13 airports.

In 2003, the Company obtained a retrospective independent appraisal of the airport facilities determined by a third party. The appraised value was used as the basis for assigning a value to all of the assets received under each airport concession. The appraised value of the assets at each airport concession, up to the cost from the SCT of such individual concession, is included in the caption "rights to use airport facilities". In those airports where the cost of the concession from the SCT was greater than the appraised value of the assets of such airport, the amount was classified under the caption "airport concessions" (see Note 7).

The rights to use airport facilities are amortized using the straight-line method according to the remaining useful lives of the concessioned properties determined by an independent appraiser. Airport concessions are amortized using the straight-line method over 50 years, the term of the concession.

f.
Impairment of long-lived assets in use—The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, and other legal and economic factors.

According to Mexican GAAP, management considers that GACN, together with its 13 airports, can be considered an "independent cash generating unit", as all are part of the Central-North package included in the Mexican government's bidding process. Under the privatization process, each airport concession must operate its airport, regardless of its individual results. At December 31, 2005, the Company's impairment analysis did not indicate any loss from impairment.

g.
Employee retirement obligations—Seniority premiums and, beginning in 2005, severance payments are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable.

h.
Income taxes, tax on assets and statutory employee profit sharing—Income taxes (ISR) and statutory employee profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability.

PTU is determined based on taxable income, according to Section I of Article 10 of the Income Tax Law. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such differences will generate a liability or benefit and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

i.
Fair value of financial instruments—Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these items approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate.

j.
Provisions—Provisions are recognized for current obligations that result from a past event that are probable to result in the use of economic resources and that can be reasonably estimated.

k.
Foreign currency transactions—Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

l.
Concentrations of credit risk—Financial instruments that are subject to a potential credit risk due to non-compliance by the counterparty primarily consist of trade receivables from the Company's principal domestic and international airline customers. To reduce its credit risk, the Company conducts periodic evaluations of the financial situation of its customers and also requests specific guarantees or advances when deemed necessary. The Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts that it has recognized. In 2005, 2004 and 2003, approximately 16.4%, 17.5% and 21.1%, respectively, of the Company's accounts receivable correspond to amounts due from Compañía Mexicana de Aviación, S.A. de C.V. ("Mexicana"), approximately 29.1%, 35.1% and 41.0%, respectively, correspond to amounts due from Aerovías de México, S.A. de C.V. ("Aeroméxico"), and approximately 17.5%, 9.4% and 5.8%, respectively, correspond to amounts due from Consorcio Aviacsa, S.A. de C.V. In addition, of the Company's consolidated revenues for the year ended December 31, 2005, 2004 and 2003, approximately 9.4%, 11.0% and 14.0%, respectively, correspond to revenues generated by Mexicana, approximately 19.1%, 23.7% and 26.3%, respectively, correspond to revenues generated by Aeroméxico, and approximately 10.1%, 9.0% and 6.7%, respectively, correspond to revenues generated by Consorcio Aviacsa, S.A. de C.V.

m.
Revenue recognition—Revenue is generated mainly from the rendering of aeronautical services (regulated revenues), which refer to the use of the airport facilities by airlines and passengers. Aeronautical services consist of services that generate revenues necessary for the operation and proper functioning of an airport. These revenues are subject to a system of prices regulated by the SCT, which establishes a maximum rate for such aeronautical and complementary services provided at each airport. Such revenues are recognized when the services are rendered (see Note 16).

The Company also generates revenue from non-aeronautical services, which consist mainly of the leasing of commercial spaces in airport terminals, revenues from the operation of parking lots, fees from access to third parties that provide catering services and other services at airports. Spaces in the airport terminals are rented through operating lease agreements that contain either fixed monthly rent (increased annually based on the INPC) or fees based on a minimum monthly fee or a percentage of the monthly income of the lessee, whichever is higher. The fixed portion of lease revenues is recognized when the services are rendered or based on the terms of the related lease. The contingent rentals generated from the percentage of lessee monthly income are recognized in income once the contingency is met. Therefore, during the year, the percentage of lessee monthly revenues is recognized in the following month, once the Company has received information related to its tenants' revenues. Though each year reported includes twelve months of revenues, this accounting treatment results in a one-month lag with respect to the commercial revenues for those tenants whose stated percentage of monthly income is greater than the minimum monthly fee. However, the Company monitors the effect of this one-month lag at each reporting date and does not believe such effect to be material to its reported results.

n.
Earnings per share—Basic earnings per common share are calculated by dividing consolidated net income by the weighted average number of shares outstanding during the year. The Company does not have diluted securities for purposes of Mexican GAAP; therefore basic and diluted earnings per share are the same.

4.    Cash and cash equivalents

	2005		2004		2003
Cash equivalents	Ps.	1,400,282	Ps.	1,032,794	Ps.	712,606
Cash		190,726		177,953		188,583

	Ps.	1,591,008	Ps.	1,210,747	Ps.	901,189

5.    Trade accounts receivable

	2005		2004		2003
Accounts receivable	Ps.	148,956	Ps.	81,238	Ps.	68,833
Allowance for doubtful accounts		(21,405)		(32,972)		(31,065)

	Ps.	127,551	Ps.	48,266	Ps.	37,768

        Accounts receivable (including amounts from Consorcio Aeroméxico, S.A. de C.V.) includes balances invoiced to domestic and international airlines for passenger charges at December 31, 2005, 2004 and 2003, amounting to Ps. 173,969, Ps. 163,528 and Ps. 199,776, respectively. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals operated by the Company and are collected by the airlines and subsequently remitted to the Company.

        Accounts receivable from Consorcio Aeroméxico, S.A. de C.V., a related party—The majority of the capital stock of Consorcio Aeroméxico, S.A. de C.V. ("Consorcio Aeroméxico," formerly Cintra, S.A. de C.V.) is the property of the Institute for the Protection of Bank Savings (IPAB), a decentralized entity of the Mexican Federal Public Administration and the Mexican government; accordingly, Consorcio Aeroméxico is considered a related party of the Company.

        Allowance for doubtful accounts—The Company periodically reviews the sufficiency of its allowance for doubtful accounts considering the nature and aging of its receivables as well as other factors including the credit risks associated with individual customers and the airline industry as a whole and existing macro-economic conditions. Past due or delinquency status is determined on the basis of the terms of the relevant contract, at which point the Company employs all efforts to collect the amount. When an account is deemed uncollectible, such account is written off once the Company has exhausted all collection means at its disposal, which generally occurs following a judicial determination that a particular receivable is not collectible.

6.    Property, machinery, equipment and improvements to concessioned properties

	2005		2004		2003
Improvements to concessioned properties	Ps.	1,250,132	Ps.	1,080,796	Ps.	811,823
Machinery and equipment		165,661		117,330		103,262
Office furniture and equipment		41,264		38,446		49,572
Vehicles		106,107		107,711		110,841
Computers		17,703		16,354		13,308

		1,580,867		1,360,637		1,088,806
Accumulated depreciation		(359,067)		(285,730)		(238,635)

		1,221,800		1,074,907		850,171
Construction in-progress		199,265		167,673		199,786

	Ps.	1,421,065	Ps.	1,242,580	Ps.	1,049,957

        Depreciation for the years ended December 31, 2005, 2004 and 2003 related to property, machinery, equipment and improvements to concessioned properties was Ps. 77,619, Ps. 67,421 and Ps. 53,457, respectively. In addition, the Company incurred Ps. 877 of amortization of other assets for the year ended December 31, 2005.

        Construction in-progress relates mainly to the rehabilitation of the runways at the Reynosa, San Luis Potosí, Torreón and Zihuatanejo airports and the remodeling of the Ciudad Juárez, Chihuahua and Torreón airports.

7.    Rights to use airport facilities and airport concessions

        As described in Note 3 e., effective January 1, 2003, the total cost of the concession was assigned proportionally to rights to use airport facilities on the basis of the net replacement value of the assets determined by an independent appraiser; at any airport concession where the cost exceeded the appraised value, such excess was recognized within the airport concessions caption. The allocation was made as set forth below:

			Term of Remaining Amortization in Years
Cost of the concession from the SCT	Ps.	5,419,872

Appraised amount assigned to:
Right to use airport facilities:
Runways, aprons and platforms	Ps.	1,425,320	29
Buildings		934,871	31
Other infrastructure		326,232	23
Land		1,905,036	44

		4,591,459
Airport concessions		828,413	44

Total cost	Ps.	5,419,872

        The value of the rights to use airport facilities and airport concessions at December 31 is as follows:

	2005		2004		2003
Rights to use airport facilities	Ps.	4,591,459	Ps.	4,591,459	Ps.	4,591,459
Less—Accumulated depreciation		(627,399)		(510,087)		(392,848)

	Ps.	3,964,060	Ps.	4,081,372	Ps.	4,198,611

Airport concessions	Ps.	828,413	Ps.	828,413	Ps.	828,413
Less—Accumulated amortization		(99,409)		(82,842)		(66,275)

	Ps.	729,004	Ps.	745,571	Ps.	762,138

        Depreciation and amortization for rights to use the airport facilities and airport concessions for the years ended December 31, 2005, 2004 and 2003 were Ps. 133,879, Ps. 133,806 and Ps. 133,925, respectively.

        Each airport concession agreement contains the following terms and basic conditions:

  •
  The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements or maintenance of the related facilities in accordance with its Master Development Program, and to provide airport, complementary and commercial services.

  •
  The concessionaire will use the airport facilities only for the purposes specified in the concession agreement, will provide services in conformity with the law and applicable regulations and will be subject to inspections by the SCT.

  •
  The concessionaire must pay a tax for the use of the assets under concession (currently 5% of the concessionaire's annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

  •
  ASA has the exclusive right to supply fuel at the concessionaire's airport.

  •
  The concessionaire must grant free access to specific airport areas to certain Mexican government agencies so that they may carry out their activities within the airports.

  •
  According to Article 27 of the General Law on Airports, the concession may be revoked if the concessionaire breaches any of its obligations established therein or falls under any of the causes for revocation referred to in Article 26 of the law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

  •
  The SCT may modify concession terms and conditions that regulate the Company's operations.

  •
  The concession may be renewed in one or more instances, for terms not to exceed an additional 50 years.

8.    Employee retirement obligations

        The liability for employee retirement obligations is composed as follows:

	2005		2004		2003
Seniority premiums	Ps.	10,364	Ps.	7,975	Ps.	7,568
Severance payments		12,102

	Ps.	22,466	Ps.	7,975	Ps.	7,568

        Net period cost for obligations resulting from seniority premiums was Ps. 3,327 in 2005, Ps. 2,708 in 2004, and Ps. 3,478 in 2003. Beginning in 2005, the cost for severance payments was Ps. 8,283.

9.    Stockholders' equity

  a.
  At December 31, 2005, a total of 404,123,711 shares, consisting of 58,800,000 Series "BB" shares and 345,323,712 Series "B", Class "I" shares were authorized. Of these Series "B", Class "I" shares, 12,123,711, representing shares available for purchase pursuant to SETA's 3% option had not yet been issued. The remaining authorized Series "BB" and Series "B" shares were outstanding. At December 31, 2004 and 2003, the same number of shares was authorized, except that Series "B", Class "I" shares were represented by Series "A" shares.

  b.
  The subscribed and paid-in capital stock at December 31, 2005 is solely comprised of fixed capital and is represented by ordinary, registered no-par shares and is composed as follows:

	Number of shares	Historical value		Restatement effect		Restated capital stock
Series B, Class I	333,200,000	Ps.	3,675,659	Ps.	1,157,880	Ps.	4,833,539
Series BB, Class I	58,800,000		644,619		203,063		847,682

Total	392,000,000	Ps.	4,320,278	Ps.	1,360,943	Ps.	5,681,221

    The composition of the Company's capital stock at December 31, 2004 and 2003 was the same as that presented in the table above except that Series "B", Class "I" shares were represented by Series "A" shares that were subsequently converted as discussed in insert e. below.

  c.
  According to the Company's articles of incorporation, on May 28, 1998, an initial contribution of Ps. 1,703 (Ps. 1,000 historical pesos) was made through the issuance of 68,051 Class "I" shares. Pursuant to the resolutions at the Extraordinary Stockholders' Meetings held on December 14, 1998, August 31, 1999, and June 5, 2000, the minimum, non-withdrawable fixed capital was increased by Ps. 119,300 (Ps. 77,653 historical pesos) through the issuance of 5,284,385 Series "A" shares, Ps. 15,854 (Ps. 11,195 historical pesos) through the issuance of 761,789 Series "A" shares, and Ps. 5,544,364 (Ps. 4,230,430 historical pesos) through the issuance of 385,885,775 shares (327,085,775 of which correspond to Series "A" and 58,800,000 correspond to Series "BB"), respectively, totaling 392,000,000 ordinary, registered, no-par value, Class "I" shares at December 31, 2005.

  d.
  At a Shareholders' Meeting held on June 14, 2000, the shareholders agreed to maintain in the Company's treasury at all times Series "B" shares representing 3% of the total outstanding capital stock of the Company. As of December 31, 2005, such shares are still maintained in treasury and are not subscribed or paid-in.

  e.
  In a General Extraordinary Stockholders' Meeting held on December 21, 2005, the stockholders approved the conversion of all the Series "A" shares representing the capital stock of the Company into ordinary, registered, no-par value Series "B", Class "I" shares.

  f.
  Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value in historical pesos. The legal reserve may be capitalized but may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005, the legal reserve amounted to Ps. 36,066.

  g.
  Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 and 2004, the ISR rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable for the year in which the tax on the dividend is paid and the two fiscal years following such payment.

        The balances of the stockholders' equity tax accounts as of December 31 are as follows:

	2005		2004		2003
Contributed capital account	Ps.	5,327,830	Ps.	5,327,830	Ps.	5,327,830
Net fiscal income account		13,500		3,994		3,350
Reinvested net fiscal income account		31,238		31,238		31,238

Total	Ps.	5,372,568	Ps.	5,363,062	Ps.	5,362,418

10.    Foreign currency balances and transactions

        At December 31, the foreign currency monetary position in thousands of U.S. dollars is as follows:

	2005		2004		2003
Monetary assets		$47,675		$46,033		$37,431
Monetary liabilities		(1,236)		(864)		(908)

Monetary asset position		$46,439		$45,169		$36,523

Equivalent in Mexican pesos	Ps.	497,070	Ps.	523,784	Ps.	426,858

        Transactions denominated in foreign currency in thousands of U.S. dollars for the years ended December 31 were as follows:

	2005	2004	2003
Technical assistance fee	$3,373	$3,000	$3,000
Purchases of safety equipment	1,357	940	2,629
Payment of insurance policies	1,571	1,882	1,654
Payment of travel expenses	44	93	9

        At December 31, 2005, 2004 and 2003, the exchange rate of Mexican pesos for one U.S. dollar, as published by Banco de Mexico, was Ps. 10.6344, Ps. 11.1495 and Ps. 11.2372, respectively.

11.    Balances and transactions with related parties

        Balances with related parties at December 31 were as follows:

	2005		2004		2003
Balances payable:
SETA	Ps.	13,226	Ps.	10,001	Ps.	10,604
Mexican government—Concession taxes		11,430		9,597		7,875

	Ps.	24,656	Ps.	19,598	Ps.	18,479

        Transactions with related parties, carried out in the ordinary course of business, for the years ended December 31 were as follows:

	2005		2004		2003
Revenues generated by aeronautical and non-aeronautical services provided to Consorcio Aeroméxico	Ps.	491,646	Ps.	527,603	Ps.	537,755
Expenses:
Technical assistance fees and related out-of-pocket costs	Ps.	37,305	Ps.	37,491	Ps.	36,855
Concession taxes		67,722		60,487		55,123
Capital expenditures—Rehabilitation of the air strips provided by Ingenieros Civiles y Asociados, S.A. de C.V.	Ps.	23,791

        Revenues invoiced to Consorcio Aeroméxico-owned airlines include Ps. 381,616, Ps. 377,723 and Ps. 375,249 of passenger charges for the years ended December 31, 2005, 2004 and 2003, respectively.

        On December 20, 2005, Consorcio Aeroméxico, S.A. de C.V. sold 99.97% of the capital stock of Compañía Mexicana de Aviación, S.A. de C.V. and Aerocaribe, S.A. de C.V. Therefore balances with related parties as of December 31, 2005 do not include these companies, though transactions with these entities are included in the disclosures above.

        Technical assistance—In 2000, the Company and SETA entered into a 15-year technical assistance and transfer-of-technology agreement. As defined in such agreement, the Company paid SETA $5,000 in 2001 and 2002 and beginning in 2004, the greater of $3,000 or 5% of the consolidated operating income of the Company prior to depreciation and amortization, per annum, in exchange for administrative and advisory services and a knowledge transfer of industry technology. In 2004, the fixed $3,000 was greater than 5% of the Company's consolidated operating income; however, in 2005, 5% of the Company's consolidated operating income was greater than the fixed $3,000 amount.

        Concession tax—According to the Mexican Federal Duties Law and the terms of the Company's concession agreements, the Company must pay the Mexican government an annual tax for the rights to use the airport facilities, which is currently equal to 5% of annual gross revenues. The Mexican Federal

Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets. This tax is classified within operating expenses.

12.    ISR, tax on assets and PTU

        In accordance with Mexican tax law, the Company is subject to ISR and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004, certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments applicable to the Company were as follows: (a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 and 2003 was 33% and 34%, respectively); (b) as of 2006, statutory employee profit sharing paid will be fully deductible; and (c) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

        IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the previous three and following ten years.

        ISR is composed as follows for the years ended December 31:

	2005		2004		2003
Current	Ps.	4,267	Ps.	1,265	Ps.	1,524
Deferred		147,851		134,707		107,328
Effect of reduction in statutory rate on deferred ISR				(70,141)
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards		(4,793)		21,305		26,269

	Ps.	147,325	Ps.	87,136	Ps.	135,121

        To determine deferred ISR at December 31, 2005, 2004 and 2003, the Company applied the different tax rates that were in effect beginning in such years to temporary differences according to their estimated dates of reversal.

        The reconciliation of the statutory income tax rate and the effective tax rate as a percentage of income before ISR and PTU for the years ended December 31 is as follows:

	2005%	2004%	2003%
Statutory rate	30.00	33.00	34.00
Effect of permanent differences, mainly nondeductible expenses, restatement of taxes and effects of inflation for financial and tax purposes	0.18	3.27	0.69
Change in valuation allowance for recoverable tax on assets paid and tax loss carryforwards	(0.95)	5.68	8.36
Effect of reduction in statutory rate on deferred ISR		(18.71)

Effective rate	29.23	23.24	43.05

        At December 31, the main items comprising the liability balance for deferred ISR and PTU are as follows:

	2005		2004		2003
Assets:
Labor obligations and other current liabilities		Ps. 16,968		Ps. 9,975		Ps. 10,677
Others		4,232		10,138		9,828
Liabilities:
Rights to use airport facilities and concessions		(1,309,003)		(1,220,575)		(1,138,448)
Other liabilities		(40,769)
Property, machinery, equipment and improvements to concessioned properties		(37,610)		(5,812)		(3,959)

Net deferred ISR liability		(1,366,182)		(1,206,274)		(1,121,902)

Effect of tax loss carryforwards		830,058		819,449		800,537
Recoverable tax on assets paid		188,689		174,324		123,558

		(347,435)		(212,501)		(197,807)
Valuation allowance for recoverable tax on assets paid and tax loss carryforwards		(91,034)		(95,827)		(74,522)

Net deferred ISR liability		(438,469)		(308,328)		(272,329)
Deferred PTU		(76,774)		(79,331)		(83,448)

Net deferred ISR and PTU liability	Ps.	(515,243)	Ps.	(387,659)	Ps.	(355,777)

        As of December 31, 2005, 2004 and 2003, the majority of the valuation allowance represents a reserve against the benefit recognized for recoverable tax on assets paid at the Acapulco, Zihuatanejo,

Ciudad Juárez, Reynosa, Durango, San Luis Potosi, Tampico, Torreón and Zacatecas airports, as the Company believes there is uncertainty as to the recoverability of such amounts.

        The tax loss carryforwards for which a deferred ISR asset has been partially recognized by the Company can be recovered subject to certain conditions. Each airport concession has received approval from the Mexican Tax Authorities to carryforward their tax losses up to the earlier to occur of the date such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. Amounts as of December 31, 2005, as restated for inflation, are as follows:

Year of origin	Tax loss carryforwards
1998	Ps.	44,850
1999		297,201
2000		557,259
2001		553,078
2002		572,708
2003		479,442
2004		419,644
2005		40,309

	Ps.	2,964,491

        Recoverable tax on assets for which a prepaid income tax has been recognized, offset against the deferred tax liability, can be recovered subject to certain conditions. Amounts as of December 31, 2005, restated for inflation, and expiration dates are as follows:

Year of expiration	Recoverable tax on asset
2012	Ps.	65,339
2013		58,561
2014		50,497
2015		14,292

	Ps.	188,689

13.    Contingencies

        At December 31, 2005, resolution is pending on lawsuits filed against the following subsidiaries:

  a.
  A claim against Aeropuerto de Ciudad Juárez, S.A. de C.V. was filed on November 15, 1995 claiming repossession of part of the land (240 hectares) where the International Airport of Ciudad Juárez is located, claiming that the land was incorrectly transferred to the Mexican government. The plaintiff claims payment of $120,000 (Ps. 1,350,600), given the impossibility of repossessing the land because of its utilization as an airport. In May 2005, the appeals court ordered Aeropuerto de Ciudad Juárez, S.A. de C.V. to return such land, for which Aeropuerto de Ciudad Juárez, S.A. de C.V. subsequently filed an appeal. As of the date of the financial statements, the status of the appeal is still pending. If the resolution is not favorable to the Company, the economic repercussions of the suit are expected to be the responsibility of the Mexican government, as established in the concession agreement, for which reason the Company has not recognized any liability in relation to this claim.

  b.
  Administrative proceedings have been brought against several of the Company's airports, the most significant being Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juárez, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V. Such proceedings have been initiated by the related municipalities for the payment of property taxes with respect to land at these airports, in the amount of Ps. 16,079, Ps. 1,080 and Ps. 10,233, respectively. The Company recognized a liability of Ps. 3,121 related to the administrative proceeding in Zihuatanejo as it believes there is a probability of an unfavorable outcome with a maximum exposure of this amount, based on the advice of its legal counsel and the fact that the municipality seized certain of its accounts receivable from the airport's commercial tenants. However, as of December 31, 2005, the Company had not recognized any liability with respect to the claims in the Ciudad Juárez and Chihuahua airports, as they believed the outcome would be favorable. As of February 10, 2006, a final resolution has not been made with respect to the Ciudad Juárez or Zihuatanejo airports; however, on this date, the Mexican Federal Tax Court declared the claim against the Chihuahua airport to be invalid.

  c.
  The Company determines PTU in terms of Section I of Article 10 of the Mexican Income Tax Law; however, the fiscal authorities and/or the workers may disagree with this criterion, in which case the Company will file the necessary appeals in order to continue calculating PTU using this methodology.

  d.
  As part of the airport privatization, the Mexican government, through the Procuraduría Federal de Protección al Ambiente (Federal Attorney General for Environmental Protection) (PFPA) conducted environmental audits in each of the airports in order to grant environment compliance certificates. On the basis of the results of the audits, the PFPA recommended corrections and improvements of conditions at Aeropuerto de Ciudad Juárez, S.A. de C.V. Although as of February 10, 2006 this airport has not received certification from the PFPA, the Company considers that the actions taken to correct or improve the items identified in the audit were adequate and that the irregularities were remedied. Under the terms of the concession, the Mexican government has agreed to indemnify the Company against any environmental contingency generated prior to November 1, 1998.

14.    Commitments

  a.
  As discussed in Note 11, Article 232-A of the Federal Duties Law establishes the obligation of the Company, as a concessionaire or holder of permits authorizing the use, enjoyment and development of public domain properties assigned to render public services, to pay taxes for such rights, equivalent to 5% of the gross revenue obtained from such use.

  b.
  As discussed in Note 11, the Company has executed a technical assistance and transfer-of-technology contract with SETA, which will be in effect for 15 years. Currently, the Company is required to pay the greater of the fixed $3,000 component or 5% of consolidated operating income (as defined in the contract) annually for such services. Beginning in 2006, the fixed $3,000 component will be updated according to the consumer price index of the United States of America.

  c.
  In December 2005, in order to finance its acquisition from the Mexican government of Series "B" shares representing 36% of the Company's capital stock, Aeroinvest entered into a $125 million loan agreement with WestLB AG that matures in May 2007. Aeroinvest may prepay the loan at any time without penalty. The loan is secured by a guaranty trust holding the acquired Series "B" shares. Aeroinvest has the right to direct the voting of the shares held in the guaranty trust, subject to certain affirmative and negative covenants, so long as no event of default has occurred and is ongoing. In addition, Aeroinvest is required to maintain at least its present ownership interest in SETA and the Company, ensure that SETA maintains its present ownership interest in the Company and maintain a minimum interest expense to EBITDA ratio. In connection with SETA's assignment to Aeroinvest of the option to purchase the Series "B" shares from the Mexican government, Aeroinvest agreed with SETA and ADP to vote the Series "B" shares held in the guaranty trust in the manner that SETA votes its Series "BB" shares. If Aeroinvest defaults on its obligations under the loan agreement, WestLB AG is entitled to foreclose on the Series "B" shares held in the guaranty trust. In addition, Aeroinvest's subsidiaries, including the Company, are obligated under the terms of the loan agreement to comply with certain covenants, including the following:

    •
    Restrictions on the indebtedness of Aeroinvest and its subsidiaries, subject to certain exceptions, including exceptions for debt incurred: (i) in the ordinary course of business not to exceed $4 million in the aggregate, (ii) between Aeroinvest or the Company and any subsidiary of Aeroinvest or the Company, and (iii) pursuant to letters of credit required under the terms of certain of the Company's contracts and the Company's concessions;

    •
    Restrictions on certain liens, asset transfers, merger transactions and fundamental business changes; and

    •
    An obligation that the Company pays annually as a dividend any available cash (calculated based on EBITDA less taxes and capital expenditures).

  The loan agreement also provides that, in the event of certain property damage or other impairment of assets, Aeroinvest and its subsidiaries apply any insurance proceeds that are not reinvested in their business to the prepayment of the WestLB AG loan.

  As a result of the WestLB AG loan agreement, the Company believes Aeroinvest would be required to obtain a waiver or amendment form WestLB AG to permit the Company to incur any material amount of indebtedness.

  d.
  The Company is required to invest in fixed assets and improvements in the concessioned properties according to a five-year Master Development Program (MDP) established in the concession agreement. At December 31, 2005, the total amount committed for investments in fixed assets and improvements in concessioned properties under the MDP over the next five years is Ps. 2,000,445 (Ps. 1,890,102 historical pesos as of September 2004). The amounts per year are as follows:

Year	Total amount
2006		Ps. 809,110
2007		444,525
2008		403,703
2009		248,777
2010		94,330

	Ps.	2,000,445

15.    Information by industry segments

        The Company determines and evaluates its airports' individual performances before allocating personnel-related costs and other costs incurred by Servicios Aeroportuarios del Centro Norte, S.A. de C.V. ("SACN"), the subsidiary relating to the Company's senior management. The following table shows a summary of the Company's financial information by segment as it relates to the Monterrey Airport, the Acapulco Airport, the Mazatlán Airport, the Culiacán Airport, the Chihuahua Airport and the Zihuatanejo Airport. The financial information relating to the remaining seven airports, as well as that of SACN and the Company (including investment in its subsidiaries) was combined and included under "Other". The elimination of the investment of the Company in its subsidiaries is included under "Eliminations".

December 31, 2005	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Others		Eliminations		Total
Total revenues	Ps.	600,053	Ps.	118,110	Ps.	113,051	Ps.	95,595	Ps.	80,688	Ps.	74,803	Ps.	698,887	Ps.	(401,548)	Ps.	1,379,639
Income from operations		314,102		11,332		26,587		29,937		20,164		13,993		297,981		(242,677)		471,419
Interest income (expense)		92,692		7,380		11,083		(943)		4,072		(1,404)		(11,141)				101,739
Income tax expense		60,529		9,011		10,303		8,907		6,024		6,678		45,873				147,325
Total assets		3,584,664		753,028		650,862		492,331		471,977		520,055		9,017,983		(7,481,272)		8,009,628
Total liabilities		684,372		48,031		46,706		37,211		67,217		60,387		350,798		(600,633)		694,089
Capital expenditures		60,525		12,698		8,480		6,737		26,226		27,983		130,986				273,635
Property, machinery, equipment and improvements to concessioned properties		370,405		99,825		91,480		152,043		108,274		129,569		469,469				1,421,065
Depreciation and amortization		61,253		28,310		21,638		17,537		12,324		16,096		55,217				212,375

December 31, 2004	Monterrey	Acapulco	Mazatlán	Culiacán	Chihuahua	Zihuatanejo	Others	Eliminations	Total
Total revenues	Ps. 536,388	Ps. 108,031	Ps. 105,803	Ps. 81,633	Ps. 71,245	Ps.74,223	Ps.712,657	Ps.(445,938)	Ps.1,244,042
Income from operations	268,539	9,840	24,006	21,997	22,529	14,098	326,162	(302,271)	384,900
Interest income (expense)	55,488	3,868	4,690	(2,953)	1,738	(2,454)	(11,854)		48,523
Income tax expense	31,743	8,541	9,932	7,731	4,262	6,103	18,824		87,136
Total assets	3,400,319	742,984	629,654	494,479	451,987	500,434	8,549,039	(7,260,192)	7,508,704
Total liabilities	642,861	44,455	47,966	60,081	61,154	46,916	267,247	(622,222)	548,458
Capital expenditures	77,055	32,672	7,496	12,186	24,135	3,966	102,534		260,044
Property, machinery, equipment and improvements to concessioned properties	330,037	93,615	89,538	154,407	87,758	108,596	378,629		1,242,580
Depreciation and amortization	56,771	26,830	21,346	17,313	10,273	15,531	53,163		201,227
December 31, 2003	Monterrey		Acapulco		Mazatlán		Culiacán		Chihuahua		Zihuatanejo		Others		Eliminations		Total
Total revenues	Ps.	467,453	Ps.	103,441	Ps.	97,874	Ps.	76,132	Ps.	69,460	Ps.	62,947	Ps.	589,706	Ps.	(344,257)	Ps.	1,122,756
Income (loss) from operations		225,030		(2,641)		16,017		14,292		22,773		3,351		200,052		(191,753)		287,121
Interest income (expense)		37,834		4,332		1,042		(5,445)		2,310		(2,702)		(7,868)				29,503
Income tax expense		84,985		7,121		11,311		7,366		8,897		3,002		12,439				135,121
Total assets		3,163,056		736,425		608,706		524,770		432,504		510,875		8,233,606		(7,043,049)		7,166,893
Total liabilities		645,801		43,308		42,525		104,208		61,814		64,559		241,800		(709,978)		494,037
Capital expenditures		82,770		35,922		9,602		6,969		50,621		29,590		147,318				362,792
Property, machinery, equipment and improvements to concessioned properties		268,572		65,951		88,287		151,099		67,284		111,071		297,693				1,049,957
Depreciation and amortization		53,676		25,750		20,279		16,995		8,247		14,189		48,246				187,382

16.    Revenue

      According to the General Law on Airports and its regulations, Company revenues are classified as airport services (to airlines and passengers), complementary and commercial.

        Aeronautical services include those services provided to airlines and passengers as well as complementary services.

        Non-aeronautical services include those services that are not essential for operating an airport, such as the lease of commercial premises, restaurants and banks.

        Revenues generated by aeronautical services are under a price regulation system administered by the SCT for airport concessions, which establishes a maximum rate ("TM") for each year in a five-year period. The TM is the maximum amount of revenue per "work load unit" that may be earned at an airport each year from regulated sources. Under this regulation, a work load unit is equivalent to one passenger (excluding transit passengers) or 100 kilograms (220 pounds) of cargo.

        Non-aeronautical services are not covered by the regulation system administered by the SCT. However, in some cases, they may be regulated by other authorities, as is the case with revenues generated from the operation of parking lots.

        Under the General Law on Airports and its regulations, revenues generated from the operation of parking lots should be classified as aeronautical; however, for purposes of these financial statements, such revenues are classified as non-aeronautical.

        The following table presents an analysis for the periods ended December 31, 2005, 2004 and 2003 of the Company's revenues, using the classifications established by the General Law on Airports and its regulations.

	2005		2004		2003
Aeronautical services
Airport services:
Landing	Ps.	105,570	Ps.	98,797	Ps.	91,489
Parking on embarking/disembarking platform		70,955		69,138		66,165
Parking on extended stay or overnight platform		13,626		13,225		11,839
Aerocars and jetways		25,714		21,912		19,577
Passenger and carry-on baggage check, national and international		16,485		14,511		13,322
Domestic passenger charges		554,474		509,118		482,870
International passenger charges		225,929		187,985		158,880
Complementary services—Airport real estate services and rights of access to other operators and complementary services		98,740		95,619		93,796

Total aeronautical services revenues		1,111,493		1,010,305		937,938

Non-aeronautical services
Car parking charges		76,285		73,206		55,100
Commercial concessions(1):
Retail operations		27,171		24,133		21,603
Food and beverages		17,235		12,950		11,815
Duty free		15,652		14,582		12,675
VIP lounges		27,468		21,065		10,883
Financial services		1,957		1,391		2,016
Communications and networks		3,352		2,688		2,228
Car rentals		19,467		15,370		14,763
Advertising		30,622		23,194		19,120
Time share		15,681		16,172		12,267
Complementary service providers		4,511		3,460		2,441
Expense recovery		11,888		12,201		8,192
OMA freight		8,050		2,270
Non-airport access fees		5,345		6,710		5,996
Miscellaneous commercial-related revenue		3,462		4,345		5,719

Total non-aeronautical services		268,146		233,737		184,818

Total revenue	Ps.	1,379,639	Ps.	1,244,042	Ps.	1,122,756

(1)
Non-aeronautical services revenues are earned based on the terms of Company's operating lease agreements. Lease agreements are based on either a monthly rent (which generally increases each year based on the INPC) or the greater of a monthly minimum guaranteed rent or a percentage of the lessee's monthly revenues. Monthly rent and minimum guaranteed rent earned on the Company's operating lease agreements are included under the caption "Commercial concessions" above.

        At December 31, 2005, future minimum rentals are as follows:

Year	Amount
2006	Ps.	137,777
2007		84,805
2008		61,937
2009		51,641
2010		29,453
Thereafter		126,639

Total		Ps. 492,252

        Future minimum rentals, which generally include rents that are increased each year by the INPC, do not include the contingent rentals related to increases based on the INPC or contingent rentals that may be paid under certain commercial leases on the basis of a percentage of the lessee's monthly revenues in excess of the monthly minimum guaranteed rent. Contingent rentals earned during the years ended December 31, 2005, 2004 and 2003 were Ps. 57,068, Ps. 53,156 and Ps. 64,188, respectively.

        Approximately 78%, 79% and 78% of consolidated revenues during the years ended December 31, 2005, 2004 and 2003, respectively, were generated by the six principal airports (Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua and Zihuatanejo).

17.    Cost of services

        Cost of services for the years ended December 31 is as follows:

	2005		2004		2003
Employee cost	Ps.	118,716	Ps.	111,198	Ps.	107,163
Maintenance		50,195		44,535		41,022
Safety, security and insurance		66,826		61,557		56,918
Utilities		80,927		75,619		73,392
Others		46,022		41,359		39,532

	Ps.	362,686	Ps.	334,268	Ps.	318,027

18.    New accounting pronouncements

        As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function to be performed by an independent entity.

        Accordingly, the task of establishing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Informacion Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

        One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF consists of eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

        The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users' Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to Mexican GAAP
NIF B-1 Accounting Changes

        The most significant changes established by these standards are as follows:

  •
  In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

  •
  NIF A-5 includes a new classification for revenues and expenses: ordinary and not ordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; revenues and expenses classified as not ordinary refer to unusual transactions and events, whether frequent or not.

  •
  NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

  •
  NIF B-1 establishes that changes in particular standards, reclassifications and corrections of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

        The Company does not believe the adoption of these new standards will have a material effect on its financial position or results of operations.

19.    Differences between Mexican GAAP and U.S. GAAP

        The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliations to U.S. GAAP do not include the reversal of the adjustments required under Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting. Bulletin B-10 also requires the restatement of all financial statements to pesos as of the date of the most recent balance sheet presented.

        The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP and their effects on consolidated net income and consolidated stockholders' equity are presented below with an explanation of such adjustments.

	2005	2004
Reconciliation of net income:
Consolidated net income according to Mexican GAAP	Ps. 355,293	Ps. 287,390

U.S. GAAP adjustments:
(i) Amortization of assets under concession	79,927	79,924
(ii) Amortization of airport concession	16,567	16,567
(iii) Depreciation of fixed assets recorded at predecessor cost basis	(2,952)	4,916
(iv) Deferred fees for technical assistance services	(6,868)	(22,606)
(v) Accrued vacation	(2,497)	(789)
(vi) Provisions for seniority premiums and severance payments	6,447	(1,475)
(vii) Deferred statutory employee profit sharing	(2,558)	(4,118)

Total U.S. GAAP adjustments before the effect of deferred income taxes	88,066	72,419
(viii) Deferred income taxes	(27,744)	(188,172)

Consolidated net income according to U.S. GAAP	Ps. 415,615	Ps. 171,637

	2005	2004
Reconciliation of stockholders' equity:
Consolidated stockholders' equity according to Mexican GAAP	Ps.7,315,539	Ps.6,960,246
U.S. GAAP adjustments:
(i) Cost of assets under concession	(3,434,046)	(3,434,046)
(i) Accumulated amortization of assets under concession	362,586	282,733
(ii) Amortized cost of airport concessions	(729,004)	(745,571)
(iii) Net carrying value of fixed assets recorded at predecessor cost basis	8,611	11,271
(v) Accrued vacation	(4,195)	(1,697)
(vi) Provision for seniority premiums and severance payments	(23,776)	(30,224)
(vii) Deferred statutory employee profit sharing	76,774	79,331

Total U.S. GAAP adjustments before the effect of deferred income taxes	(3,743,050)	(3,838,203)
(viii) Deferred income taxes	1,069,937	1,097,900

Consolidated stockholders' equity according to U.S. GAAP	Ps.4,642,426	Ps.4,219,943

        A summary of the changes in consolidated stockholders' equity after giving effect to the aforementioned U.S. GAAP adjustments is as follows:

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances at January 1, 2004	Ps. 1,592,335	Ps. 8,894	Ps. 2,424,471	Ps. 4,025,700
Deferred fees for technical assistance services		22,606		22,606
Net income			171,637	171,637

Balances at December 31, 2004	1,592,335	31,500	2,596,108	4,219,943

Deferred fees for technical assistance services		6,868		6,868
Net income			415,615	415,615

Balances at December 31, 2005	Ps. 1,592,335	Ps. 38,368	Ps. 3,011,723	Ps. 4,642,426

        Condensed consolidated balances sheets and statements of income including the aforementioned U.S. GAAP adjustments, as of and for the years ended December 31, 2005 and 2004.

	2005	2004
Assets
Current assets:
Cash and cash equivalents	Ps. 1,591,008	Ps. 1,210,747
Other current assets	282,155	245,158

Total current assets	1,873,163	1,455,905
Property, machinery, equipment and improvements to concessioned properties—net	1,429,671	1,253,851
Assets under concession	892,599	930,057
Deferred income taxes	654,818	770,949
Other assets	16,654

Total	Ps. 4,866,905	Ps. 4,410,762

Liabilities and stockholders' equity:
Current liabilities	Ps. 172,347	Ps. 143,969
Long-term liabilities	52,132	46,850

Total liabilities	224,479	190,819

Common stock	1,592,335	1,592,335
Additional paid-in capital	38,368	31,500
Retained earnings	3,011,723	2,596,108

Total stockholders' equity	4,642,426	4,219,943

Total liabilities and stockholders' equity	Ps. 4,866,905	Ps. 4,410,762

	2005	2004
Net revenues	Ps.1,379,639	Ps.1,244,042
Cost of operations:
Cost of services	358,700	335,526
General and administrative expenses	229,199	228,139
Concession taxes	67,722	60,487
Technical assistance fees	44,173	60,097
Depreciation and amortization	118,832	105,999
Statutory employee profit sharing	1,421	365

Total cost	820,047	790,613

Income from operations	559,592	453,429

Net comprehensive financing income (expense)	29,380	(18,872)
Other income—net	5,013	10,479

Income tax expense	178,370	273,399

Consolidated net income	Ps.415,615	Ps.171,637

Weighted average number of common shares outstanding	389,060,000	389,060,000

Weighted average number of common shares and common share equivalents	392,022,615	392,000,000

Basic earnings per share (in Mexican pesos)	Ps.1.0683	Ps.0.4412

Diluted earnings per share (in Mexican pesos)	Ps.1.0602	Ps.0.4378

Unaudited pro forma basic earnings per share giving effect to exercise of stock option and payment of dividends (see Note 20)	Ps.1.0383

Unaudited pro forma diluted earnings per share giving effect to exercise of stock option and payment of dividends (see Note 20)	Ps.1.0307

  (i) Amortization of assets under concession (treated as intangible "rights to use airport facilities" under Mexican GAAP)

        Under Mexican GAAP, the cost of the concessions to operate the airports and the related facilities was determined on a basis proportionate to the amount SETA paid to the Mexican government for its investment in 15% of the common stock of the Company. This amount is reflected as two intangible assets: "rights to use airport facilities," which reflects the value of the land and facilities used to operate each airport (up to the total amount of the concession for each individual airport to the extent such fair value was in excess) and "airport concessions." As discussed in Notes 3.e and 7, for purposes of Mexican GAAP, the portion of the cost of the concession allocated to the rights to use airport facilities was determined based on an independent appraisal of the assets at each airport concession, and is amortized over the useful lives of the related assets, with total lives ranging from 29 to 37 years from the date such concessions were granted. The remainder of the appraised value over the cost of the concession was recorded as airport concessions, and is amortized over a total life equal to the concession term of 50 years.

        For purposes of U.S. GAAP, since the concession arrangement provides the Company with the right to use the airports and related facilities for a 50-year term, and since the Company was created and controlled by the Mexican government at the date of the grant of the concessions, the arrangement is accounted for based on its economic substance as a contribution by the Mexican government of fixed assets including runways, aprons, platforms, buildings and other infrastructure, used to operate the airport facilities under the related concession agreements. Throughout the 50-year concession term, the Mexican government retains title to the assets under concession. Upon expiration of the concession term, use of the assets reverts to the Mexican government. Pursuant to U.S. GAAP, the transfer of fixed assets was made among entities under common control. Thus, the related assets were recognized at their carrying value in the records of the Mexican government, or approximately Ps. 1,157,413, and are reflected as "assets under concession." The assets are depreciated over their remaining useful lives, or 29 years for other infrastructure, 37 years for buildings, and 35 years for runways, aprons and platforms. Useful lives were determined by an independent appraiser and take into account major maintenance overhauls that the Company is required to perform on the assets to prolong their lives in accordance with its Master Development Programs.

        In addition, as described in Note 11 to the Mexican GAAP financial statements, the concession arrangements require the Company to pay a concession tax, pursuant to the Mexican Federal Duties Law, currently equal to 5% of annual gross revenues, which is classified within operating expenses. The Mexican Federal Duties Law is a law of general applicability and is not specifically directed to airport concession holders. The concession tax under the Mexican Federal Duties Law is applicable to and payable by any concession-holder that uses state-owned assets, without regard to the value of state-owned assets used. Accordingly, this annual payment is considered a tax rather than consideration paid in exchange for the Mexican government's contribution of the concessioned assets. Because taxes do not give rise to a liability until such time as they are incurred under U.S. GAAP, no additional obligation related to the contribution by the Mexican government is recognized. No adjustment is made in the U.S. GAAP reconciliation for the concession tax.

        Accordingly, an adjustment is made, in the U.S. GAAP reconciliation, to the intangible rights to use airport facilities recorded under Mexican GAAP to recognize the concessioned assets at their values as recorded in the accounting records of the Mexican government at the time of transfer. A corresponding adjustment is recognized to the Company's consolidated stockholders' equity.

  (ii) Airport concessions

        There is no asset recorded under U.S. GAAP for the "airport concessions" as the Mexican government's carrying value of such asset was zero. Accordingly, with respect to the intangible airport concession asset, annual amortization is removed from consolidated net income under Mexican GAAP and the amortized cost of such asset under Mexican GAAP is removed from consolidated stockholders' equity each year in the U.S. GAAP reconciliation.

  (iii) Depreciation of fixed assets recorded at predecessor cost basis

        As part of the grant of the concession, the Company also acquired certain machinery, furniture and equipment from the Mexican government. The value of these fixed assets was recorded based on an independent appraisal obtained by the Company.

        The acquisition of these fixed assets also constitutes a transfer of assets between entities under common control, for which reason such assets must be recognized at the cost basis of the predecessor at the time of transfer. Accordingly, the U.S. GAAP reconciliation includes an adjustment to the value of such assets and the effect of the related depreciation.

  (iv) Deferred fees for technical assistance services

        As discussed in Note 1, in June 2000, the Company and SETA entered into a stock option agreement whereby the Company granted SETA the right to acquire an additional three percent of the Company's outstanding Series "B" common stock provided that SETA has complied with its obligations under the technical assistance agreement. The option is exercisable in three tranches of one percent each, exercisable during a three-year period beginning June 14, 2003, June 14, 2004 and June 14, 2005, respectively, at an exercise price of $1.1286 (Ps. 11.0198), plus a 5% annual premium, subject to decrease based on any dividends paid by the Company.

        Mexican GAAP does not presently require the recognition of stock-based compensation costs. SFAS No. 123, "Accounting for Stock-Based Compensation", requires that all transactions in which equity instruments are issued to other than employees in conjunction with the selling of goods or services be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

        Further, EITF 96-18, "Accounting for Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services", provides guidance to establish a measurement date for awards issued to other than employees. As the Company does not believe that SETA has sufficiently large disincentives for nonperformance, and thereby does not have a performance commitment as defined by EITF 96-18, it has established the measurement date as the date performance by SETA is complete, and consequently recognized the related cost of the award using variable accounting, as illustrated in FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

        Under variable accounting, the Company recognized a recovery of previously recognized expense and a corresponding debit to additional paid-in capital of Ps. 229 for the year ended December 31, 2005 and recognized an expense and a corresponding addition to additional paid-in capital of Ps. 15,632 for the year ended December 31, 2004. The calculation of the cost related to the award was based on the fair value of the award at June 30, 2005 and December 31, 2004 of $1,528 (Ps. 16,249) and $1,706 (Ps. 19,022), respectively. The fair value of the awards were determined by an independent appraisal, using the Monte Carlo method, applying the following assumptions: dividend yields of zero, estimated volatility ranging from 26.85% to 33.68%, risk-free rates of return ranging from 8.37% to 10.42% and an expected life of three to five years. In order to determine the market value of the Company's common stock to be used in the option valuation model, the independent appraisers used the multiple of market price per EBITDA (earnings before interest, taxes, depreciation and amortization) of another airport group in Mexico with similar operations whose stock is publicly quoted in the U.S. market. This multiple is a common multiple used by other airport groups in Mexico in determining a companies' value. Based on the increased market value of this other airport group during 2004, which was mainly a factor of increases in passenger traffic volume and general tourism coupled with increases in regulated rates charged to passengers, the estimated market value of the Company's stock also increased, becoming significantly closer to the strike price of the option, thereby increasing the value of the option in 2004. In addition, the estimated volatility of the Company's stock also increased from 2003 to 2004, (volatility also estimated by comparison to similar airport groups) which, when coupled with the increase in the market value of the stock as well as the fact that the option was one year closer to the expiration of the exercise period of one of its tranches, resulted in an overall increase in the value of the option from U.S. $244 thousand (Ps. 2,652 thousand) at December 31, 2003 to U.S. $1,706 thousand (Ps. 19,022 thousand) at December 31, 2004. However, because the service life of the award was five years, concluding in June 2005, the majority of this increase was recognized as expense in 2004. Subsequently, in 2005, there was a slight decrease in the fair value of the award; however, given the service period as discussed above, the entire amount of the decrease was recognized in 2005, thereby resulting in a recovery of expense in 2005 as compared to an expense in 2004.

Additional information related to the options outstanding for the years ended December 31 is as follows:

	2005			2004
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price
Outstanding at January 1	12,123,711	$1.4135	Ps. 15.7605	12,123,711	$1.3451	Ps. 14.5782
Expired	(4,123,711)	1.4486	15.6087

Outstanding at December 31	8,000,000	$1.4852	Ps. 15.7936	12,123,711	$1.4135	Ps. 15.7605

        The number of shares exercisable at December 31, 2005 and 2004 were 8,000,000 and 8,082,474, respectively, at weighted-average exercise prices of $1.4852 (Ps. 15.7936) and $1.4135 (Ps. 15.7605), respectively. As of December 31, 2005 and 2004, the weighted-average remaining contractual life of the outstanding option was .94 and 1.45 years, respectively. As disclosed in Note 20, on June 14, 2006, SETA notified the Company of its intent to exercise the remaining 2% under option, which shares were issued by the Company's shareholders on August 28, 2006 and were paid by SETA on September 5, 2006 at an exercise price per share of $1.3527 (Ps.14.6735). The difference in the actual exercise price was due to an adjustment based on dividends paid to the Company's stockholders in September 2006.

        In addition to the stock option, SETA also holds forfeitable shares of the Company's common stock in a trust. Upon SETA's initial acquisition of 15% of the Company's common stock, pursuant to the terms of the participation agreement between SETA and the Company, SETA signed a trust agreement with Banco Nacional de Comercio Exterior, S.N.C., and assigned to the trust all of the Series "BB" shares it acquired. In the trust agreement, the Company was named as secondary beneficiary only in the instance in which SETA does not comply with the terms of the technical assistance agreement, in which case 5% of the Series "BB" shares would be forfeited and sold, with the proceeds of the sale to be provided to the Company as liquidated damages and penalties.

        Based on the fact that the five percent of SETA's original investment held in the trust is forfeitable subject to compliance with the technical assistance agreement, the Company considers those shares to be compensatory and has recorded the fair value of these compensatory shares in a manner consistent with the stock option, applying variable accounting, resulting in a related expense and corresponding addition to additional paid-in capital of Ps. 7,097 and Ps. 6,974 for the years ended December 31, 2005 and 2004, respectively. Such amount is included net with the cost of the stock option in the U.S. GAAP reconciliation.

  (v) Accrued vacation

        Under Mexican GAAP, there are no specific pronouncements establishing standards to accrue for liabilities related to employees' rights to receive compensation for future absences; therefore, amounts related to vacation benefits earned by the Company's employees but not yet taken are expensed when paid.

        Under U.S. GAAP, SFAS No. 43, "Accounting for Compensated Absences", requires that such vacation benefits be accrued. Accordingly, the Company has estimated such liability as of December 31, 2005 and 2004, and recognized the related expense in the U.S. GAAP reconciliation.

  (vi) Provisions for seniority premiums and for severance payments

        Under both Mexican GAAP and U.S. GAAP, the Company recognized a liability for its seniority premiums based on actuarial computations using the project unit credit method. Differences exist in the discount rates used for actuarial purposes between U.S. and Mexican GAAP (U.S. GAAP requires that nominal rates be used while Mexican GAAP allows the used of real or "inflation-free" rates). The discount rate used for actuarial purposes under U.S. GAAP in 2005 and 2004 was 8.68%. The discount rate used for actuarial purposes under Mexican GAAP in 2005 and 2004 was 4.50%. Based on the small fluctuation in inflation from 2004 to 2005, rates used for actuarial purposes in each year were the same.

        With respect to severance payments, prior to January 1, 2005, under Mexican GAAP, severance payments were recognized as a charge to income when payable. However, as mentioned in Note 3a, effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, which require the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, "Employers' Accounting for Post employment Benefits", which has been effective since 1994, and requires that a liability for certain termination benefits provided under an ongoing benefit arrangement be recognized when the likelihood of future settlement is probable. Accordingly, the Company obtained an actuarial calculation related to such severance payments as if the Company had been recognizing a liability since its inception for U.S. GAAP purposes and recognized the related cost for the year ended December 31, 2004. The adjustment to the U.S. GAAP reconciliation in 2004 consisted of Ps. 4,513 related to severance payments under U.S. GAAP less Ps. 3,786 already recognized in the 2004 statement of income under Mexican GAAP. As well, an additional Ps. 748 was recognized under U.S. GAAP related to the differences in the discount rates on the liability recognized for seniority premiums as discussed above. In 2005, the adoption of Bulletin D-3 resulted in a cumulative charge of Ps. 12,424 in the Mexican GAAP financial statements, of which Ps. 8,297 was recognized in the statement of income and Ps. 4,217 was recognized as a deferred asset (as allowed by the transition guidance in the bulletin). The cumulative effect included in the statement of income for Mexican GAAP purposes (which, due to materiality, was classified as cost of services) is reflected in the U.S. GAAP reconciliation for 2005 as an increase to income since, for U.S. GAAP purposes, the Company was recognizing a provision each year. This amount was offset by additional period cost of Ps. 1,850 recognized under U.S. GAAP related to the differences in discount rates discussed above. Further disclosures related to the Company's seniority premiums and severance payment benefits required by U.S. GAAP are as follows:

        The Company uses a December 31 measurement date for its seniority premiums plan.

	Seniority Premium Benefits		Severance Benefits
	2005	2004	2005	2004
At December 31:
Accumulated benefit obligation	Ps. (11,853)	Ps. (10,244)	Ps. (22,859)	Ps. (39,217)

Projected benefit obligation	Ps. (18,060)	Ps. (15,263)	Ps. (28,411)	Ps. (23,785)
Unrecognized items	(1,692)	(24)	7,600	3,968

Accrued benefit cost recognized in the statement of financial position	Ps. (19,752)	Ps. (15,287)	Ps. (20,811)	Ps. (19,817)

	Seniority Premium Benefits		Severance Benefits
	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. (15,287)	Ps. (12,400)	Ps. (19,817)	Ps. (19,090)
Service cost	(3,744)	(3,267)	(2,657)	(2,518)
Interest cost	(1,261)	(1,023)	(1,901)	(1,733)
Acquisition	(2)		(366)	(262)
Benefits paid	542	1,403	3,930	3,786

Benefit obligation at end of year	Ps. (19,752)	Ps. (15,287)	Ps. (20,811)	Ps. (19,817)

	Seniority Premium Benefits		Severance Benefits
	2005	2004	2005	2004
Components of net periodic benefit cost:
Service cost	Ps. 3,744	Ps. 3,267	Ps. 2,657	Ps. 2,518
Interest cost	1,261	1,023	1,901	1,733
Amortization of net loss	2		366	262

Net periodic benefit cost	Ps. 5,007	Ps 4,290	Ps. 4,924	Ps. 4,513

	Seniority Premium Benefits		Severance Benefits
	2005	2004	2005	2004
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	8.68%	8.68%	8.68%	8.68%
Rate of compensation increase	5.04%	5.04%	5.04%	5.04%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:
Discount rate	8.68%	8.68%	8.68%	8.68%
Rate of compensation increase	5.04%	5.04%	5.04%	5.04%

        The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Seniority Premium Benefits	Severance Benefits
2006	Ps. 1,598	Ps. 4,494
2007	1,723	4,572
2008	2,142	4,491
2009	2,184	4,358
2010	2,573	4,210
Thereafter	20,350	18,550

	Ps. 30,570	Ps. 40,675

  (vii) Deferred statutory employee profit sharing

        As discussed in Note 3.h, under Mexican GAAP, the Company calculates deferred employee profit sharing based on taxable income, according to Section I of Article 10 of the Income Tax Law. The Company only recognizes a deferred statutory employee profit sharing asset or liability when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

        However, for purposes of U.S. GAAP, the Company is required to follow SFAS No. 109, "Accounting for Income Taxes", under which the Company must calculate deferred statutory employee profit sharing based on the temporary differences between the financial reporting basis and the statutory employee profit sharing basis of assets and liabilities for those subsidiaries of the Company which have employees in Mexico. Using such methodology, because of the adjustments to the accounting value of the rights to use airport facilities and airport concessions under U.S. GAAP, a net deferred statutory employee profit sharing asset results. U.S. GAAP prohibits the recognition of deferred statutory employee profit sharing assets. Accordingly, the U.S. GAAP reconciliation includes an adjustment to remove the liability recognized for Mexican GAAP purposes but does not reflect the recognition of any deferred statutory employee profit sharing asset.

        In addition, current statutory employee profit sharing is included within income tax expense for Mexican GAAP purposes. Under U.S. GAAP, such cost is classified as an operating expense. Accordingly, this difference, which does not affect the determination of consolidated net income for U.S. GAAP purposes, would decrease operating income by Ps. 1,421 and Ps. 365 for the years ended December 31, 2005 and 2004, respectively.

  (viii) Deferred income taxes

        Under Mexican GAAP, the Company accounts for deferred income taxes in accordance with Bulletin D-4, "Income Tax, Asset Tax and Statutory Employee Profit Sharing", which requires a methodology similar to SFAS No. 109, which is applied by the Company for purposes of the U.S. GAAP reconciliation. However, as a result of U.S. GAAP adjustments to certain assets and liabilities, their U.S. GAAP accounting value differs from their Mexican GAAP accounting value. Accordingly, all adjustments for deferred income taxes for purposes of the U.S. GAAP reconciliation were determined based on the difference between the accounting values of assets and liabilities under U.S. GAAP and Mexican GAAP versus the tax values of such assets and liabilities.

        In addition, deferred taxes are classified as non-current for Mexican GAAP purposes while they are based on the classification of the related asset or liability for U.S. GAAP purposes.

        The most significant adjustments to deferred income taxes in the U.S. GAAP reconciliation are due to the differences in accounting for the cost of the airport concessions and the rights to use airport facilities and the cost of fixed assets acquired from the Mexican government. Because there is no value attributed to the airport concessions under U.S. GAAP and because the cost of the assets under concession for purposes of U.S. GAAP is lower in value than the fair value of those same assets recorded for Mexican GAAP purposes, a deferred tax asset results under U.S. GAAP as compared to a deferred tax liability under Mexican GAAP. The difference between U.S. GAAP and Mexican GAAP of the value of the airport concessions and assets under concession at December 31, 2005 and 2004 was Ps. 3,800,464 and Ps. 3,896,884, respectively, which, after applying the applicable income tax rates, resulted in a deferred tax asset of Ps. 1,064,130 and Ps. 1,091,107. The remaining deferred tax adjustments relate to the U.S. GAAP adjustments for labor obligations, the cost of fixed assets acquired from the Mexican government and accrued vacation of Ps. (23,776), Ps. 8,611 and Ps. (4,195), respectively, in 2005 and Ps.(30,224), Ps.11,271 and Ps.(1,697), respectively, in 2004 which, when multiplied by the applicable income tax rate, result in the deferred tax adjustments in the reconciliation table below.

        A reconciliation of the net deferred income tax asset from Mexican GAAP to a deferred tax liability under U.S. GAAP and the composition of the deferred income taxes under U.S. GAAP at December 31, 2005 and 2004 are as follows:

Reconciliation of deferred income taxes:	2005		2004
Deferred income tax liability under Mexican GAAP	Ps.	(438,469)	Ps.	(308,328)
Effect of cost of airport concession and rights to use airport facilities		1,064,130		1,091,107
Effect of labor obligations		7,132		9,975
Effect of cost of fixed assets acquired from Mexican government		(2,583)		(3,720)
Other		1,258		538

Total U.S. GAAP adjustments to net deferred income tax liability		1,069,937		1,097,900

Net deferred income tax asset under U.S. GAAP	Ps.	631,468	Ps.	789,572

        The adjustment to net income under U.S. GAAP for deferred taxes for 2005 was calculated by taking the decrease in the deferred tax asset recognized for U.S. GAAP purposes between December 31, 2005 and December 31, 2004 (adjusted for the effects of recoverable tax on assets paid that was capitalized rather than being charged to expense), and comparing such difference to deferred tax expense recognized for Mexican GAAP purposes in 2005. In effect, such amount is represented, approximately, by the difference between the total U.S. GAAP adjustments to the net deferred income tax liability under Mexican GAAP of Ps. 1,069,937 and Ps. 1,097,900 in 2005 and 2004, respectively, shown in the table above.

        Similarly, in 2004, the adjustment to net income under U.S. GAAP for deferred taxes was calculated by taking the decrease in the deferred tax asset under U.S. GAAP between December 31, 2004 and December 31, 2003 (adjusted for the effects of recoverable tax on assets paid that was capitalized rather than being charged to expense), and comparing such difference to deferred tax expense recognized for Mexican GAAP purposes in 2004. In effect, such amount is represented, approximately, by the difference between the total U.S. GAAP adjustments to the net deferred income tax liability under Mexican GAAP of Ps. 1,097,900 and Ps. 1,286,094 in 2004 and 2003, respectively.

Composition of net deferred income tax asset:	2005		2004
Current assets (liabilities):
Assets:
Provisions	Ps.	5,968	Ps.	7,875
Advances from customers		5,518
Other liabilities		8,377		12,577
Total current assets		19,863		20,452
Liabilities:
Other liabilities		(43,213)		(1,829)

Net current deferred income tax (liability) asset	Ps.	(23,350)	Ps.	18,623

Non-current assets (liabilities):
Assets:
Provisions for seniority premiums and severance payments	Ps.	12,169	Ps.	12,000
Tax loss carryforwards		830,058		819,449
Recoverable tax on assets		188,689		174,330
Valuation allowance for recoverable asset tax paid and tax loss carryforwards		(91,034)		(95,827)
Total non-current assets		939,882		909,952
Liabilities:
Airport concessions and assets under concession		(244,869)		(129,470)
Property, machinery, equipment and improvements to concessioned properties		(40,195)		(9,533)

Total non-current liabilities		(285,064)		(139,003)

Net non-current deferred income tax asset	Ps.	654,818	Ps.	770,949

        A reconciliation of the Mexican statutory tax rate to the Company's effective tax rate under U.S. GAAP is as follows:

	2005%	2004%
Statutory rate	30.00	33.00
Effect of permanent differences, mainly nondeductible expenses and effects of inflation for financial and tax purposes	(0.83)	(1.80)
Effect of change in statutory rate on deferred income taxes		25.44
Change in valuation allowance for recoverable tax on asset and tax loss carryforwards	(0.80)	4.79

Effective rate	30.03	61.43

Additional disclosure requirements

(a) Comprehensive income—SFAS No.130, "Reporting Comprehensive Income" requires companies to report, in addition to net income, all other changes in their equity during a period resulting from transactions and other events and circumstances from non-owner sources, including all changes in equity during a period except those from investment by owner's and distribution to owner's. As the Company did not generate changes in equity from non-owner sources, the Company's comprehensive income for the year ended December 31, 2006 and 2005 includes solely the net income of those respective years.

(b) Earnings per share according to U.S. GAAP—In accordance with SFAS No. 128, "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares. Potential common shares include the Company's stock option as well as the forfeitable five percent of SETA's shares held in the trust.

Diluted earnings per share for the year ended December 31, 2005 and 2004 includes 2,940,000 equivalent shares from the forfeitable shares, which are considered to be contingently issuable under SFAS No. 128, and thereby are included in the calculation of diluted EPS until such time as the contingency is resolved, at which time they will become a part of basic EPS. In 2005, diluted earnings per share also include 22,615 dilutive shares of common stock from the outstanding stock option agreement with SETA. The option to purchase 12,123,711 shares of common stock as of December 31, 2004 at a price of $1.4135 was not included in the computation of diluted EPS for the year ended December 31, 2004 because the effect of such option would be anti-dilutive.

        The computation and reconciliation of basic and diluted earnings per share for the years ended December 31, prepared in accordance with U.S. GAAP, are as follows:

	2005		2004
Numerator
Net income under U.S. GAAP	Ps.	415,615	Ps.	171,637
Denominator (share amounts)
Weighted average number of common shares outstanding		389,060,000		389,060,000
Dilutive effects of stock option		22,615
Dilutive effects of forfeitable shares		2,940,000		2,940,000

Total potential dilutive shares		392,022,615		392,000,000

Basic earnings per share	Ps.	1.0683	Ps.	0.4412

Diluted earnings per share	Ps.	1.0602	Ps.	0.4378

(c) Statement of cash flows—Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position", which identifies the generation and application of resources as the differences between beginning and ending financial statement balances in constant Mexican pesos.

        For U.S. GAAP purposes, the Company presents its supplemental cash flow information in accordance with SFAS No. 95, "Statement of Cash Flows", presenting cash movements, excluding of the effects of inflation in each individual line item in the balance sheet reported under U.S. GAAP. Such information for the years ended December 31, 2005, and 2004 is presented below:

	2005		2004
Operating activities:
Consolidated net income	Ps.	415,615	Ps.	171,637
Adjustments to reconcile net income to cash provided by operating activities:
Unrealized exchange loss		24		124
Depreciation and amortization		118,832		105,999
Deferred fees for technical assistance services		6,868		22,606
Allowance for doubtful accounts		(10,503)		3,439
Provisions for seniority premium and severance payments		5,456		3,735
Deferred income tax expense		113,499		172,837

Changes in operating assets and liabilities:
Accounts receivable		(14,927)		11,090
Recoverable taxes		15,563		54,184
Other current assets		(8,457)		(3,458)
Trade accounts payable		(18,237)		12,330
Accounts payable to related parties		5,666		1,907
Advances from customers		13,660		3,853
Value-added tax payable		337		3,335
Statutory employee profit sharing		1,080		(109)
Guarantee deposits		1,341		1,652

Cash provided by operating activities		645,817		565,161

Investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties		(249,175)		(259,934)
Other assets		(17,531)

Cash used in investing activities		(266,706)		(259,934)

Effect of inflation on cash and cash equivalents		1,150		4,331

Net increase in cash and cash equivalents		380,261		309,558
Cash and cash equivalents at beginning of the year		1,210,747		901,189

Cash and cash equivalents at end of the year	Ps.	1,591,008	Ps.	1,210,747

Cash paid for:
Income taxes	Ps.	44,625	Ps.	51,337
Supplemental schedule of noncash investing activities:
Acquisitions of property, machinery, equipment and improvements to concessioned properties on account	Ps.	7,161	Ps.	6,655
  (d)
  Valuation and qualifying accounts—

Description Allowance for doubtful accounts	Balance at beginning of the year	Additions charged to costs and expenses	Inflation effects	Deductions	Balance at the end of the year
2005	Ps. 32,972	Ps. (654)	Ps. (1,133)	Ps. (9,780)	Ps. 21,405
2004	31,065	3,957	(1,399)	(651)	32,972
2003	24,322	11,107	580	(4,944)	31,065

New Accounting Standards in the United States of America

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payments". This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees". Rather, SFAS No. 123(R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date as well as to existing awards that are modified, repurchased, or cancelled after the effective date. SFAS No. 123(R) will be effective for the Company's fiscal year ending December 31, 2006. The Company does not expect the adoption of SFAS No. 123(R) will have a material effect on its financial position, results of operations or cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29", which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary asset that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that the retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

        On November 2, 2005, the FASB issued Financial Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which nullifies certain requirements of EITF No. 03-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments" and supersedes EITF Abstracts Topic No. D-44, "Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value". The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

        At the September 29 and 30, 2004 and November 17 and 18, 2004 EITF meetings, the EITF discussed Issue 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds" ("EITF 04-10"). EITF 04-10 concludes that a company, when determining if operating segments that do not meet the quantitative thresholds of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" should be aggregated, may aggregate such operating segments only if aggregation is consistent with the objective and basic principle of SFAS No. 131, that they have similar economic characteristics, and that the segments share a majority of the aggregation criteria listed in (a) through (e) of paragraph 17 of SFAS No. 131. The consensus in EITF 04-10 was applied in the accompanying consolidated financial statements but did not affect the presentation of the Company's segments.

        At the June 15 and 16, 2005 meetings, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. Leasehold improvements acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition of the business combination or at the date the leasehold improvements are purchased. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

        For the fiscal year ended December 31, 2005, the Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which clarifies the term "conditional asset retirement obligation" as defined in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 thus indicates that the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement and the fair value of the liability for such obligation should be recognized if it can be reasonably estimated. Fin 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 did not have a material effect on the Company's financial position, results of operations or cash flows.

20.    Subsequent events

  a.
  As discussed in Note 13, administrative proceedings were brought against Aeropuerto de Zihuatanejo, S.A. de C.V. related to the payment of property taxes. On June 27, 2006, the municipality of Zihuatanejo issued a decree assessing an additional fine of Ps. 4,300 with respect to the property tax liability for the period from 1996 to 2000. Pursuant to the decree, the municipality seized and attached two bank accounts of the airport and garnished rent paid by tenants located on concession property. These two bank accounts did not contain funds at the time of their seizure. The monthly amount of rent subject to garnishment is approximately Ps. 88. As a result of this notification from the municipality, the Company recognized an additional liability of Ps. 5,001, for a total liability of Ps. 8,102 at the Zihuatanejo airport, as based on discussions with its legal counsel, it believed that the probability existed that the airport would be required to pay this amount, representing the original property tax amount for this period and the related fine. The Company, however, continues to appeal the claim and on July 14, 2006, filed an appeal seeking to (i) annul the assessment of the fine on substantive and procedural grounds, (ii) stay the seizure and attachment pending appeal and final resolution of the Company's legal challenge to the constitutionality of the underlying tax liability and (iii) recover amounts paid by the tenants of Aeropuerto de Zihuatanejo, S.A. de C.V. to the municipality as a result of the ordered garnishment. On August 1, 2006, the court ordered the municipality to suspend any further garnishments of wages and to cease further demands of payment until the case is resolved by the court.

  b.
  With respect to the administrative proceedings brought forth against Aeropuerto de Ciudad Juárez, S.A. de C.V. as discussed in Note 13, on May 2, 2006, the court issued the claims brought against this airport invalid. However, the Company expects the municipality to assert an amended claim.

  c.
  On July 11, 2006, Aeropuerto de Ciudad Juárez received its certificate from the PFPA indicating its agreement with the corrective actions taken by the airport to improve the items identified by the PFPA in its audit of the airport's compliance with environmental regulations, as discussed in Note 13.

  d.
  On June 13, 2006, SETA notified the Company of its intent to exercise the remaining portion of its option to acquire 2% of the outstanding Series "B" shares of the Company. On August 28, 2006, the Company's shareholders approved the issuance of 8,000,000 shares under option and on September 5, 2006, SETA exercised such shares at an exercise price per share of $1.3527 (Ps. 14.6735), increasing outstanding shares from 392,000,000 to 400,000,000. Pro forma earnings per share (unaudited) have been presented to give effect to the exercise of these 8,000,000 shares.

  e.
  On September 22, 2006, the Company paid dividends of Ps. 423,942 to its shareholders. Because the amount of the dividend is greater than the earnings of the Company for the most recent fiscal year, pro forma earnings per share mentioned above also give effect to the increase in the number of shares necessary to be issued in order to be able to replace the capital in excess of the earnings being withdrawn under the dividend. The Company used an estimated initial public offering price of Ps. 21.25 to calculate the additional 3,230,583 shares related to the excess.

  f.
  On October 2, 2006, the Company's shareholders approved a 1-for-14.69482276 reverse stock split of the Company's outstanding common stock, reducing the number of shares outstanding at such date from 5,877,929,102 shares (which includes the outstanding shares of the Company at December 31, 2005 prior to the split plus the shares issued pursuant to the exercise of the option as discussed in insert d. above) to 400,000,000 shares. All share, per share and option data in the accompanying consolidated financial statements and notes thereto have been retroactively restated to reflect the effects of the reverse stock split for all periods presented.

*    *    *    *    *

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2007

Empresas ICA, S.A. de C.V. /s/ ALONSO QUINTANA KAWAGE Name: Alonso Quintana Kawage Title: Chief Financial Officer

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries Consolidated Balance Sheets At December 31, 2005, 2004 and 2003 (In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power as of June 30, 2006)
Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries Consolidated Statements of Income For the years ended December 31, 2005, 2004 and 2003 (In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power as of June 30, 2006, except share and per share data)
Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2005, 2004 and 2003 (In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power as of June 30, 2006, except share data)
Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries Consolidated Statements of Changes in Financial Position For the years ended December 31, 2005, 2004 and 2003 (In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power as of June 30, 2006)
Grupo Aeroportuario del Centro Norte, S.A. de C.V. and Subsidiaries Notes to the Consolidated Financial Statements For the years ended December 31, 2005, 2004 and 2003 (In thousands of U.S. dollars ($) and thousands of Mexican pesos (Ps.) of purchasing power as of June 30, 2006, except share and per share data)
SIGNATURE